UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2024 (Report No. 2)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

The interim financial statements attached to this Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-274455) and Form F-3 (File No. 333-274458, 333-263338 and 333-269260), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On August 27, 2024, SaverOne 2014 Ltd. (the “Company”) announced its unaudited financial results for the 6-month period ended June 30, 2024. The Company’s Operating and Financial Review and Results of Operations for the six months ended June 30, 2024 and 2023 are attached hereto as Exhibit 99.1; the Company’s unaudited interim condensed financial statements unaudited for the six months ended June 30, 2024 and 2023 are attached hereto as Exhibit 99.2. On August 27, 2024, the Company issued a press release entitled “SaverOne Reports First Half 2024 Results” furnished herewith as Exhibit 99.3.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Operating and Financial Review and Prospects as of June 30, 2024
99.2	Unaudited Interim Condensed Financial Statements as of June 30, 2024
99.3	Press release titled: “SaverOne Reports First Half 2024 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: August 27, 2024	By:	/s/ Ori Gilboa
		Name:	Ori Gilboa
		Title:	Chief Executive Officer

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